SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 1 October, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Transaction in Own Shares announcement made on 17 September 2007
            2. Transaction in Own Shares announcement made on 18 September 2007
            3. Director/PDMR Shareholding announcement made on 20 September 2007
            4. Transaction in Own Shares announcement made on 20 September 2007
            5. Transaction in Own Shares announcement made on 21 September 2007
            6. Transaction in Own Shares announcement made on 24 September 2007
            7. Transaction in Own Shares announcement made on 25 September 2007
            8. Transaction in Own Shares announcement made on 25 September 2007
            9. Director/PDMR Shareholding announcement made on 26 September 2007 10.Transaction in Own Shares announcement made on 26 September 2007 11.Transaction in Own Shares announcement made on 26 September 2007 12.Director/PDMR Shareholding announcement made on 27 September 2007 13.Transaction in Own Shares announcement made on 27 September 2007 14.Celtic plc - appopintment announcement made on 28 September 2007 15.Transaction in Own Shares announcement made on 28 September 2007 16.Total Voting Rights announcement made on 28 September 2007

Enclosure 1

Monday 17 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred to a participant in its employee share plans 661,653 ordinary shares at a market price of 313.50 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 547,449,358 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,093,205,494.

The above figure (8,093,205,494) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 2

Tuesday 18 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 661,026 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 546,788,332 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,093,866,520.

The above figure (8,093,866,520) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

     (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
     (iii) both (i) and (ii)
     (III) BOTH (I) AND (II)

3.   Name of person discharging managerial responsibilities/director

     SIR CHRISTOPHER BLAND
     ANDY GREEN
     HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

     HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

     REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

     ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

     HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8    State the nature of the transaction

     REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

     ALL SHARES ARE HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED:


     SIR CHRISTOPHER BLAND - 19 SHARES
     ANDY GREEN - 23 SHARES
     HANIF LALANI - 174 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

     N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     N/A

13.  Price per share or value of transaction

     314.47 pence

14.  Date and place of transaction

     17 SEPTEMBER 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

     SIR CHRISTOPHER BLAND
     PERSONAL HOLDING: 871,876 ORDINARY SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 314,244 SHARES

     ANDY GREEN
     PERSONAL HOLDING: 318,370 ORDINARY SHARES
     BT GROUP DEFERRED BONUS PLAN: 297,220 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 778,085 SHARES
     BT GROUP RETENTION SHARE PLAN: 572,785 SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 831,677 SHARES BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


     HANIF LALANI
     PERSONAL HOLDING: 80,509 ORDINARY SHARES
     BT GROUP DEFERRED BONUS PLAN: 244,871 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 588,271 SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406,416 SHARES BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


16.  Date issuer informed of transaction

     19 SEPTEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17   Date of grant

     N/A.....................

18.  Period during which or date on which it can be exercised

     N/A...........................

19.  Total amount paid (if any) for grant of the option

     N/A...........................

20.  Description of shares or debentures involved (class and number)

     N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     N/A...........................

22. Total number of shares or debentures over which options held following notification

     N/A........................

23.  Any additional information

     N/A ........................

24.  Name of contact and telephone number for queries

     JOHN CHALLIS - 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

20 SEPTEMBER 2007

END

Enclosure 4

Thursday 20 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group  plc  announces  that it has  today  purchased  through  Merrill  Lynch
International 1,600,000 ordinary shares at a price of 309.54 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 548,388,332 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,092,266,520.

The above figure (8,092,266,520) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 5

Friday 21 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group  plc  announces  that it has  today  purchased  through  Merrill  Lynch
International 1,600,000 ordinary shares at a price of 309.04 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 549,988,332 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,090,666,520.

The above figure (8,090,666,520) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 6

Monday 24 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group  plc  announces  that it has  today  purchased  through  Merrill  Lynch
International 1,800,000 ordinary shares at a price of 308.692033 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 551,788,332 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,088,866,520.

The above figure (8,088,866,520) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 7


Tuesday 25 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 684,733 ordinary shares at a minimum price of 146 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 551,103,599 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,089,551,253.

The above figure (8,089,551,253) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 8


Tuesday 25 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group  plc  announces  that it has  today  purchased  through  Merrill  Lynch
International 1,000,000 ordinary shares at a price of 307.33 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 552,103,599 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,088,551,253.

The above figure (8,088,551,253) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 9


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1.   Name of the issuer

     BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

     (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
     (iii) both (i) and (ii)
     (III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

     BEN VERWAAYEN
     FRANCOIS BARRAULT
     SALLY DAVIS
     ANDY GREEN
     IAN LIVINGSTON
     HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

     ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

     AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

     ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

     ILFORD TRUSTEES (JERSEY) LIMITED

8    State the nature of the transaction

     AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

     BEN VERWAAYEN -
     BT GROUP DEFERRED BONUS PLAN: 35,597 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 36,352 SHARES

     FRANCOIS BARRAULT
     BT GROUP DEFERRED BONUS PLAN: 6,676 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 19,532 SHARES
     BT GROUP RETENTION SHARE PLAN: 5,078 SHARES

     SALLY DAVIS
     BT GROUP DEFERRED BONUS PLAN: 4,356 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 8,124 SHARES

     ANDY GREEN -
     BT GROUP DEFERRED BONUS PLAN: 9,381 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 24,563 SHARES
     BT GROUP RETENTION SHARE PLAN: 18,081 SHARES

     IAN LIVINGSTON -
     BT GROUP DEFERRED BONUS PLAN: 9,729 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 25,791 SHARES
     BT GROUP RETENTION SHARE PLAN: 8,867 SHARES

     HANIF LALANI -
     BT GROUP DEFERRED BONUS PLAN: 7,729 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 18,571 SHARES


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

     N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     N/A

13.  Price per share or value of transaction

     314.47 pence

14.  Date and place of transaction

     17 SEPTEMBER 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

     BEN VERWAAYEN
     PERSONAL HOLDING: 1389448 SHARES
     BT GROUP DEFERRED BONUS PLAN: 1163185 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 1187851 SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1052632 SHARES

     FRANCOIS BARRAULT
     PERSONAL HOLDING: 417859 ORDINARY SHARES
     BT GROUP DEFERRED BONUS PLAN: 218177 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 638256 SHARES
     BT GROUP RETENTION SHARE PLAN: 165943 SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 362500 SHARES BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 3214 SHARES.

     SALLY DAVIS
     PERSONAL HOLDING: 2619 ORDINARY SHARES
     BT GROUP DEFERRED BONUS PLAN: 142299 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 265523 SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 443983 SHARES BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 11198 SHARES.

     ANDY GREEN
     PERSONAL HOLDING: 324082 ORDINARY SHARES
     BT GROUP DEFERRED BONUS PLAN: 306601 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 802648 SHARES
     BT GROUP RETENTION SHARE PLAN: 590866 SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 831677 SHARES BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5712 SHARES

     IAN LIVINGSTON
     PERSONAL HOLDING: 357747 ORDINARY SHARES
     BT GROUP DEFERRED BONUS PLAN: 317913 SHARES
     BT GROUP RETENTION SHARE PLAN: 289746 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 842781 SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 676692 SHARES BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6250 SHARES

     HANIF LALANI
     PERSONAL HOLDING: 80509 ORDINARY SHARES
     BT GROUP DEFERRED BONUS PLAN: 252600 SHARES
     BT GROUP INCENTIVE SHARE PLAN: 606842 SHARES
     BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406416 SHARES
     BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.

16.  Date issuer informed of transaction

     24 SEPTEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17   Date of grant

     N/A.....................

18.  Period during which or date on which it can be exercised

     N/A...........................

19.  Total amount paid (if any) for grant of the option

     N/A...........................

20.  Description of shares or debentures involved (class and number)

     N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     N/A...........................

22. Total number of shares or debentures over which options held following notification

     N/A........................

23.  Any additional information

     N/A ........................

24.  Name of contact and telephone number for queries

     Graeme Wheatley - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

26 SEPTEMBER 2007

END

Enclosure 10


Wednesday 26 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 12,182 ordinary shares at a market price of 307.75 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 552,091,417 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,088,563,435.

The above figure (8,088,563,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 11


Wednesday 26 September 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,400,000 ordinary shares at a price of 307.3 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 553,491,417 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,087,163,435.

The above figure (8,087,163,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1.   Name of the issuer

     BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

     (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
     (iii) both (i) and (ii)
     (III) BOTH (I) AND (II)

3.   Name of person discharging managerial responsibilities/director

     SIR MICHAEL RAKE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

     SIR MICHAEL RAKE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

     STATEMENT OF ABOVE DIRECTOR'S INTERESTS IN SHARES ON APPOINTMENT

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

     ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

     QUILTER NOMINEES LIMITED - 14,900 SHARES

8.   State the nature of the transaction

     STATEMENT OF ABOVE DIRECTOR'S INTERESTS IN SHARES ON APPOINTMENT

9. Number of shares, debentures or financial instruments relating to shares acquired

     N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

     N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     N/A

13. Price per share or value of transaction

     N/A

14.  Date and place of transaction

     N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16.  Date issuer informed of transaction

     N/A


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17   Date of grant

     N/A.....................

18.  Period during which or date on which it can be exercised

     N/A...........................

19.  Total amount paid (if any) for grant of the option

     N/A...........................

20.  Description of shares or debentures involved (class and number)

     N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     N/A...........................

22. Total number of shares or debentures over which options held following notification

     N/A........................

23.  Any additional information

     N/A

24.  Name of contact and telephone number for queries

     JOHN CHALLIS 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

27 SEPTEMBER 2007

END

Enclosure 13


Thursday 27 September 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group  plc  announces  that it has  today  purchased  through  Merrill  Lynch
International 1,650,000 ordinary shares at a price of 305.46 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 555,141,417 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,085,513,435.

The above figure (8,085,513,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 14

    Notification under Listing Rule 9.6.14

       Details of an additional directorship held by a current director.



1. Ian Livingston is currently an executive Director on the Board of BT
   Group plc;


2. With effect from 1 October 2007, Mr Livingston will take up the position of non-executive Director of Celtic plc and will become a member of the Company's Audit Committee.







Contact for queries:
Name: Graeme Wheatley
Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ

Telephone: 020 7356 6372

Date of Notification: Friday 28 September 2007






                                   -: Ends :-

Enclosure 15

Friday 28 September 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 1,150,000 ordinary shares at a price of 305.72 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 556,291,417 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,084,363,435.


The above figure (8,084,363,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






= ends =

Enclosure 16

Friday 28 September 2007


                                  BT GROUP PLC

                    TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 28 September 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 556,291,417 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,084,363,435.


The above figure (8,084,363,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 1 October, 2007